Consolidated
Financial Statements

Management's Responsibility

The accompanying consolidated financial statements are the responsibility of Management, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, where appropriate, reflect Management's best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management's Discussion and Analysis ("MD&A"). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with Management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of the Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President &	Senior Vice President &
Chief Executive Officer	Chief Financial Officer

February 17, 2006

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Northgate Minerals Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three–year period ended December 31, 2005. These financial statements are the responsibility of the Corporation's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three–year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada

February 17, 2006

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Consolidated | Balance Sheets
As at December 31, 2005 and 2004
(expressed in thousands of US dollars)	Note	2005	2004
ASSETS
Current Assets
Cash and cash equivalents		$50,639	$49,257
Concentrate settlements and other receivables		18,885	11,300
Inventory	2(c)	15,019	12,906
Deferred hedging loss	14	4,561	—
		89,104	73,463
Other assets	5	14,117	13,649
Future income tax asset	11	15,000	—
Mineral property, plant and equipment	6	177,966	180,669
		$296,187	$267,781
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$19,556	$16,091
Current portion of capital lease obligations	7	4,215	4,854
Current portion of long–term debt	8	13,700	21,000
		37,471	41,945

Capital lease obligations	7	7,680	10,653
Long–term debt	8	—	22,500
Provision for site closure and reclamation obligations	9	26,193	21,149
Future income tax liability	11	1,229	—
		72,573	96,247

Shareholders' Equity	10
Common shares		195,565	177,464
Warrants		8,715	8,613
Contributed surplus		1,657	667
Retained earnings (deficit)		17,677	(15,210)
		223,614	171,534
		$296,187	$267,781

Commitments and contingencies (Notes 7 and 15)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Patrick D. Downey, Director

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Consolidated | Statements of Operations
Years ended December 31, 2005, 2004 and 2003
(expressed in thousands of US dollars)	Note	2005	2004	2003

Revenue		$ 257,302	$ 232,797	$ 168,602

Cost of sales		185,077	147,567	121,566
Administrative and general		6,128	6,083	3,873
Depreciation and depletion		38,904	36,160	34,058
Net interest		2,391	3,049	3,611
Exploration		3,915	3,134	3,408
Currency translation losses (gains)		(790)	92	(1,089)
Accretion of site closure and reclamation costs		1,183	894	572
Other		496	(348)	(174)

		237,304	196,631	165,825

Earnings before income taxes		19,998	36,166	2,777
Income tax recovery (expense):	11
Current		(2,111)	(2,277)	(1,420)
Future		15,000	(2,634)	2,634

		12,889	(4,911)	1,214

Net earnings for the year		$ 32,887	$ 31,255	$ 3,991

Net earnings per share:
Basic		$ 0.16	$ 0.16	$ 0.02
Diluted		$ 0.16	$ 0.16	$ 0.02
Weighted average shares outstanding:
Basic		202,789,310	200,065,821	197,712,564
Diluted		202,858,866	200,567,253	198,621,170

Consolidated | Statements of Retained Earnings (Deficit)
Years ended December 31, 2005, 2004 and 2003		2005	2004	2003
(expressed in thousands of US dollars)
Deficit, at beginning of year		$ (15,210)	$ (46,465)	$ (50,456)
Net earnings for the year		32,887	31,255	3,991

Retained earnings (deficit), end of year		$ 17,677	$ (15,210)	$ (46,465)
The accompanying notes form an integral part of these consolidated financial statements.
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Consolidated | Statements of Cash Flows
Years ended December 31, 2005, 2004 and 2003	Note	2005	2004	2003
(expressed in thousands of US dollars)
CASH PROVIDED BY (USED IN)
Operations
Earnings for the year		$ 32,887	$ 31,255	$ 3,991
Non–cash items:
Depreciation and depletion		38,904	36,160	34,058
Non–controlling interest		—	—	19
Unrealized currency translation losses		56	406	858
Accretion of site closure and reclamation costs		1,183	894	572
Amortization of deferred hedging loss		5,585	—	—
Amortization of deferred charges		1,305	934	871
Stock–based compensation		845	512	248
Future income tax expense (recovery)		(15,000)	2,634	(2,634)
Change in fair value of forward contracts		755	—	—
Other		1	95	—
		66,521	72,890	37,983
Changes in non–cash operating working capital:
Concentrate settlements and other receivables		(7,558)	1,751	(5,135)
Inventories		(2,113)	(706)	(3,511)
Accounts payable and accrual liabilities		2,723	872	(436)
Settlement of forward contracts		(10,146)	—	—
Reclamation costs paid		(388)	—	—
		49,039	74,807	28,901
Investments
Purchase of other assets		(852)	(819)	(689)
Purchase of mineral property, plant and equipment		(12,697)	(17,519)	(12,914)
Proceeds on sale of property		171	—	—
Net cash acquired on acquisition of Young–Davidson Mines, Limited	3(a)	123	—	—
		(13,255)	(18,338)	(13,603)
Financing
Repayment of capital lease obligation		(4,959)	(4,111)	(3,133)
Repayment of long–term debt		(29,800)	(12,000)	(9,000)
Issuance of common shares and warrants		357	1,156	177
Repayment of capital securities		—	—	—
		(34,402)	(14,955)	(11,956)
Increase in cash and cash equivalents		1,382	41,514	3,342
Cash and cash equivalents, beginning of year		49,257	7,743	4,401
Cash and cash equivalents, end of year		$ 50,639	$ 49,257	$ 7,743
Supplementary Information:
Cash paid during the year for:
Interest		$ 4,204	$ 2,990	$ 2,558
Non–cash financing activities:
Purchase of mineral property, plant and equipment by assumption of
capital lease obligations		$ 1,347	6,498	$ 3,707
Issuance of common shares and other securities on
Young–Davidson Mines, Limited acquisition	3(a)	$ 17,990	$ —	$ —
Issuance of common shares for acquisition of non–controlling interest
in Kemess Mines Ltd.	3(b)	$ —	$ —	$ 6,790
The accompanying notes form an integral part of these consolidated financial statements.

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Notes to | Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts)

Note 1     Nature of Operations

Northgate Minerals Corporation ("Northgate" or the "Corporation") is engaged in gold and copper mining and related activities including exploration, development and processing. Northgate's principal assets are its 100% interest in the Kemess South Mine, the Kemess North Project, and the exploration claims held within Young–Davidson Mines, Limited.

Note 2     Significant Accounting Policies

(a) Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada, which conform, in all material respects, with accounting principles and practices generally accepted in the United States, except as disclosed in Note 16. The results of Young–Davidson Mines, Limited are included from the date of acquisition [Note 3(a)]. The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter–company balances and transactions have been eliminated.

Effective January 1, 2005, the Corporation adopted the new CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities"("AcG–15").The new guidance establishes when a company should consolidate a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entities residual returns, or both. The adoption of AcG–15 did not result in any changes to the Corporation's financial statements.

Except as otherwise noted, these financial statements are expressed in United States dollars. The US$/CDN$ exchange rate as at December 31, 2005 was $0.86 (2004 – $0.83) and the average rate for the year ended December 31, 2005 was $0.83 (2004 – $0.77;2003 – $0.71).

(b) Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at acquisition that are readily convertible to specified amounts of cash.

(c) Inventory

Concentrate inventory is valued at the lower of cost, on a first–in, first–out basis, and net realizable value. The cost of concentrate inventory includes mining, crushing, mill processing and other direct costs associated with producing the inventory. Supplies inventory, which includes the cost of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is stated at the lower of average cost or replacement cost.

(d) Mineral Property, Plant and Equipment

Mineral property acquisition and mine development costs are deferred on a property–by–property basis and amortized using the unit–of–production method based on estimated proven and probable recoverable reserves.

Plant and equipment is stated at cost less accumulated depreciation. Milling assets are amortized using the unit–of–production method based on estimated proven and probable recoverable reserves expected to be processed through the mill. Amortization for all other equipment is provided using the straight–line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

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Expenditures incurred on non–producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project–by–project basis. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

(e) Impairment of Long–Lived Assets

The Corporation tests for impairment of long–lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that impairment exists. Long–lived assets are impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long–lived assets are written down to their fair value.

(f) Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations, related to the retirement of tangible long–lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset.

(g) Revenue Recognition

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery which occurs on receipt of provisional payment from the buyer, typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Sales of gold–copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement.

(h) Reporting Currency and Foreign Currency Translation

The Corporation's primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date with gains or losses included in earnings. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

(i) Stock–Based Compensation

The Corporation measures stock–based compensation related to stock options granted to directors, employees and non–employees on or after January 1, 2002 at fair value and recognizes the compensation expense over the vesting period, with a corresponding credit to contributed surplus.

Any consideration paid by directors, employees and non–employees on exercise of stock options is credited to share capital, together with the proportionate share of related stock–based compensation included in contributed surplus. Compensation costs associated with the Corporation's ESPP is recognized based on the fair value of the shares the Corporation is required to contribute.

(j) Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

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(k) Estimates

The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of Management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

(l) Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equal net earnings, adjusted for charges against retained earnings for certain preferential items. The Corporation uses the treasury stock method to compute the dilutive effects of stock options and warrants and the "if converted" method for convertible securities. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants are applied to repurchase common shares at the average market price for the period. The weighted average number of common shares is adjusted for the net increase in common shares issued on the exercise of stock options and warrants over the shares assumed to be repurchased. Stock options and warrants are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceed the exercise price of the stock options. Under the "if converted" method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares to be issued are not included in the computation of diluted earnings per share, as the result would be anti–dilutive. For purposes of fully diluted earnings per share calculations, 38,182,338 warrants (2004 – 38,182,338; 2003 – 38,838,388) and 2,996,000 options (2004 – 2,789,768;2003 – 2,005,758) were excluded from the calculations of weighted average shares outstanding as the exercise prices exceeded the average market price of the Corporation's shares.

(m) Derivative Financial Instruments

The Corporation utilizes derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian dollar operating costs.

The Corporation recognizes derivative financial instruments on a marked–to–market basis unless the instrument qualifies for hedge accounting. For instruments to which hedge accounting is applied, the Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Gains and losses on forward sales contracts used to hedge anticipated future sales and which qualify for hedge accounting are recognized as an adjustment to the revenues when the sales contracts are settled. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments, which qualify for hedge accounting, used to hedge anticipated Canadian dollar denominated operating costs, are recognized as an adjustment to those costs when the contracts are settled.

(n) Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. Specifically, concentrate transportation, treatment and refining costs, smelter deductions and royalties previously netted against revenues have been reclassified to cost of sales as Management believes that netting these costs against revenues is no longer appropriate under current Canadian GAAP. For the years ended December 31, 2004 and 2003,$43,845 and $37,179 respectively was reclassified, increasing revenue and cost of sales.

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Note 3     Acquisitions

(a) Acquisition of Young–Davidson Mines, Limited

Effective November 2, 2005, the Corporation, acquired all of the outstanding common shares of Young–Davidson Mines, Limited ("Young–Davidson"), a Canadian public company. Young–Davidson's major asset is an advanced–exploration stage gold project located just west of the village of Matachewan and approximately 60 kilometres west of the town of Kirkland Lake, Ontario ("the Matachewan Project"). After receiving regulatory and Young–Davidson shareholder approvals, the acquisition was effected by an amalgamation of Young–Davidson with a wholly–owned subsidiary of the Corporation. Under the terms of the amalgamation, each outstanding Young–Davidson common share was exchanged for 0.7212 shares of the Corporation. The amalgamation agreement provided that each outstanding Young–Davidson common share purchase warrant and stock option was exercisable into common share purchase warrants and stock options of the Corporation at a similar exchange ratio, after adjusting the exercise prices for the exchange ratio noted.

The acquisition has been accounted for as an asset acquisition as the operations of Young–Davidson do not meet the definition of a business under Canadian GAAP. The consideration given and the fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Consideration given:
13,104,687 common shares	$17,545
314,522 common share purchase warrants	102
432,720 stock options	343
Transaction costs	164
$18,154

Net assets acquired:
Cash and cash equivalents	$287
Accounts receivable	27
Other assets – reclamation bond	217
Mineral property	19,012
19,543
Accounts payable and accrued liabilities	(175)
Future income tax liability	(1,214)
$18,154

The common shares issued were valued using the closing share price of the Corporation on November 2, 2005. The fair value of the common share purchase warrants and stock options were valued using the Black–Scholes Option Pricing Model with the following weighted average assumptions: risk free interest rate – 2.5%; annual dividends – nil; expected stock price volatility – 48%;expected life – 1.8 years.

The results of operations of Young–Davidson have been included in the consolidated financial statements of the Corporation from November 2, 2005.

(b) Acquisition of Kemess Mines Ltd.

On February 14, 2003, the Corporation completed the acquisition of the remaining 5% minority interest in Kemess Mines Ltd. from Royal Oak Ventures Inc. As consideration, the Corporation issued 7,186,000 common shares of the Corporation. This acquisition was accounted for by the purchase method of accounting with the assigned value of the consideration of $6,790,000,being allocated as follows:

Mineral property, plant and equipment	$3,378
Non–controlling interest	3,412
$6,790

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Note 4     Inventory

	2005	2004
Concentrates and metals	$5,126	$5,716
Supplies	9,893	7,190
	$15,019	$12,906

Note 5 Other Assets
	2005	$2004
Restricted cash	$13,086	11,632
Deferred financing and lease charges, net of amortization of $4,834 (2004 – $3,529)	1,031	2,017
	$14,117	$13,649

Restricted cash consists of CDN$15,000,000 (2004 – CDN$14,000,000) of cash and short–term deposits pledged by a subsidiary of the Corporation relating to site closure and reclamation obligations at the Kemess South Mine (Note 9).

Note 6     Mineral Property, Plant and Equipment
		Accumulated	Net Book
2005	Cost	Depreciation & Depletion	Value
Mineral property	$44,466	$—	$44,466
Plant and equipment	292,951	159,451	133,500
	$337,417	$159,451	$177,966

		Accumulated	Net Book
2004	Cost	Depreciation & Depletion	Value
Mineral property	$23,793	$—	$23,793
Plant and equipment	277,423	120,547	156,876
	$301,216	$120,547	$180,669

Mineral property costs as at December 31, 2005 and 2004 include acquisition costs and deferred development costs for the Kemess North Project and the Young–Davidson mineral property interest. These costs are not currently being amortized.

Note 7     Lease Obligations
	2005	2004
Future capital lease obligations	$13,112	$17,564
Less: interest	(1,217)	(2,057)
Present value of capital lease obligations	11,895	15,507
Less: current portion	(4,215)	(4,854)
	$7,680	$10,653

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to four years.

Future capital lease principal payments as of December 31, 2005,are as follows:
2006	$4,215
2007	4,117
2008	3,281
2009	282

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The Corporation also leases equipment under a long–term operating lease that expires on August 31, 2009. The annual payment for this lease is $648,000, except in 2009 it is $486,000. The aggregate lease payments to the expiry date are $2,430,000.

Note 8     Long–Term Debt
	2005	2004
Project loan	$13,700	$43,500
Less: current portion	13,700	21,000
	$—	$22,500

The project loan facility currently bears interest at LIBOR plus 1% and is secured by a fixed and floating charge over all of the assets of the Kemess South Mine and is fully guaranteed by Brookfield until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Brookfield a fee of 1% per annum on the outstanding loan balance. Under this project loan, Kemess Mines Ltd. has agreed to maintain certain gold forward sales commitments over the term of the loan [Note 14(A)].

Note 9     Site Closure and Reclamation Obligations

Minimum standards for mine reclamation have been established by Federal and Provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities.

Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

The continuity of the provision for site closure and reclamation costs is as follows:
	2005	2004	2003
Balance, beginning of year	$21,149	$15,983	$8,996
Effect of change in estimated future cash flows	3,248	—	—
Site closure and reclamation liability incurred	250	2,933	3,979
Accretion expense	1,182	894	572
Reclamation costs paid	(388)	—	—
Effect of foreign exchange	752	1,339	2,436
Balance, end of year	$26,193	$21,149	$15,983

The expected undiscounted site closure costs used in the determination of this provision total of $33.1 million (2004 and 2003 – $28.2 million) are expected to be spent over a period of three years beginning in 2009 after the reserves of the Kemess South pit are depleted.

The credit–adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625% (2004 – 5.625%; 2003 – 5.625%) and the inflation rate used to determine future expected cost is 2% (2004 – 2%; 2003 – 2%).

At December 31, 2005, Kemess Mines Ltd. had a security bond of CDN$15,000,000 posted in connection with its reclamation permit for the Kemess South Mine (Note 5). During 2002, Kemess Mines Ltd. and the Government of British Columbia amended the reclamation permit such that Kemess Mines Ltd. agreed to provide additional security installments of CDN$1,000,000 on December 31st of each year from 2003 to 2008, with a final amount of CDN$800,000 due on December 31, 2009.

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Note 10     Shareholders' Equity

	2005	2004
Common shares [A (ii)]	$195,565	$177,464
Warrants [B]	8,715	8,613
Contributed surplus [C]	1,657	667
Retained earnings (deficit)	17,677	(15,210)
	$223,614	$171,534

A. Share Capital

(i) Authorized

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.

100,000,000,000,000 common shares, without par value.

(ii) Common Shares
	No. of Shares	Amount
Balance, December 31, 2002	191,273,615	$169,212
Issued during the year:
For acquisition of non–controlling interest in Kemess Mines Ltd. [Note (3b)]	7,186,000	6,790
On exercise of options [C]	300,300	207
Share issuance costs	—	(30)
Balance, December 31, 2003	198,759,915	176,179
Issued during the year:
Pursuant to Employee Share Purchase Plan [D]	20,035	34
On exercise of options [C]	211,100	302
On exercise of share purchase warrants	1,500,000	949
Balance, December 31, 2004	200,491,050	$177,464
Issued during the year:
Pursuant to Employee Share Purchase Plan [D]	269,509	360
On exercise of options [C]	146,000	196
Pursuant to the purchase of Young–Davidson [Note (3a)]	13,104,687	17,545
Balance, December 31, 2005	214,011,246	195,565

In 2004, the Corporation issued 1,500,000 common shares to Brookfield at CDN$0.84 per share on exercise of 1,500,000 share purchase warrants issued to Brookfield in 2000 in connection with the Corporation's acquisition of the Kemess Convertible Royalty.

B. Common Share Purchase Warrants
Exercise Price	Expiry Date	Number
Northgate Warrants
CDN$3.00	December 28, 2006	17,857,135
CDN$3.00	December 28, 2006	20,325,203
		38,182,338
Warrants Assumed upon purchase of Young–Davidson
CDN$0.90	January 25, 2006	54,090
CDN$1.53	August 8, 2006	200,333
CDN$1.25	August 8, 2006	40,066
CDN$1.53	August 8, 2006	20,033
		314,522

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C. Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 9,710,752 common shares to directors, employees and consultants. Stock options are granted at the discretion of the Board of Directors at exercise prices based on the market price of the Corporation's common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted with exercise periods longer than ten years. Vesting is at the discretion of the Board of Directors.

The continuity of options granted and outstanding under the stock option plan is as follows:
		2005		2004		2003
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Number	(CDN$)	Number	(CDN$)	Number	(CDN$)
Balance, beginning of year	3,291,200	$ 2.02	2,084,200	$ 1.39	991,000	$ 0.98

Granted	1,275,000	1.71	1,470,000	2.79	1,429,500	1.59

Pursuant to acquisition (Note 3A)	432,720	0.69	—	—	—	—

Exercised	(146,000)	0.95	(211,100)	1.06	(300,300)	0.69

Cancelled	(129,600)	2.12	(51,900)	1.64	(36,000)	1.27

Balance, end of year	4,723,320	$ 1.87	3,291,200	$ 2.02	2,084,200	$ 1.39

Exercisable	2,363,720	$ 1.65	1,185,300	$ 1.70	670,200	$ 1.25

Details of the options outstanding as at December 31, 2005 are as follows:
Exercise Price	Expiry Date	Outstanding	Exercisable
CDN$0.90	January 15, 2006	60,000	60,000
CDN$0.75	April 20, 2006	140,000	140,000
CDN$1.45	February 21, 2007	124,000	96,000
CDN$0.69	June 21, 2007	432,720	432,720
CDN$1.84	February 27, 2008	410,600	228,000
CDN$1.45	May 9, 2008	850,000	550,000
CDN$1.40	July 1, 2008	50,000	30,000
CDN$2.88	February 25, 2011	1,191,000	480,000
CDN$2.49	May 7, 2011	55,000	22,000
CDN$2.21	May 25, 2011	150,000	60,000
CDN$2.38	September 23, 2011	25,000	10,000
CDN$1.79	January 26, 2012	865,000	173,000
CDN$1.78	February 24, 2012	300,000	68,000
CDN$1.47	April 28, 2012	50,000	10,000
CDN$1.49	October 20, 2012	20,000	4,000
		4,723,320	2,363,720

During the year ended December 31, 2005, the Corporation recognized stock–based compensation expense of $725,000 (2004 – $512,000;2003 – $248,000) based on the fair value of options granted and vested during the year. The weighted average fair value of options granted in 2005 was $0.77 (2004 – $1.44;2003 – $0.65) per share. The fair value of share options was estimated using the Black–Scholes option–pricing model with the following assumptions:
	2005	2004	2003
Risk–free interest rate	2.5%	2.5%	2.5%
Annual dividends	—	—	—
Expected stock price volatility	56%	54%	57%

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The expected life of the options used in the option–pricing model were determined as one–half of their term to expiry.

D. Employee Share Purchase Plan

On October 26, 2004, the Compensation Committee of the Board of Directors approved the activation of a pre–existing ESPP. Under the terms of the ESPP, full–time employees of the Corporation and its subsidiary can buy treasury shares of the Corporation at the current market price for up to 5% of their base salary and the Corporation contributes additional shares in an amount equal to 50% of the employees' contribution.

Note 11     Income Taxes

Income tax expense (recovery) differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons.
	2005	2004	2003
Earnings before taxes	$19,998	$36,166	$2,777
Canadian income tax rate	39.02%	40.62%	41.62%
Tax based on statutory income tax rate	$7,803	$14,691	$1,156
Expenses not deductible or income not taxable	1,493	455	(1,204)
Effect of resource allowance	(2,835)	(5,731)	(3,988)
Change in valuation allowance and tax rates	(17,969)	(4,782)	(3)
Effect of foreign exchange	(3,492)	(1,999)	1,405
Mining taxes	2,111	2,277	1,420
Income tax expense (recovery)	$(12,889)	$4,911	$(1,214)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:
Future income tax assets and liability	2005	2004
Future income tax assets:
Non–capital loss carry forwards	$20,784	$18,621
Net capital loss carry forwards	25,388	25,675
Mineral property, plant & equipment and Canadian resource reductions	—	13,509
Reclamation liabilities	8,875	7,533
BC mineral tax deductions	36,335	38,270
Other	240	—
Total future income tax assets	91,622	103,608
Valuation allowance applied	(74,994)	(103,608)
	16,628	—
Future income tax liabilities:
Mineral property, plant & equipment and Canadian resource reduction	(2,857)	—
Net future income tax asset	$13,771	$—
Allocated as follows:
Future income tax asset	$15,000	$—
Future income tax liability	(1,229)
Net future income tax asset	$13,771	$—

At December 31, 2005, the Corporation and its subsidiaries have non–capital losses of approximately CDN$88,931,000 available for Canadian income tax purposes, which are due to expire from 2006 to 2015 taxation years. In addition, the Corporation has approximately CDN$173,600,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

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Note 12     Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. All mineral property, plant and equipment are located in Canada.

Note 13     Related Party Transactions

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. During the year ended December 31, 2003, the Corporation paid a total of $3,304,000, in interest, royalties and guarantee fees to Brookfield and its affiliates. As of November 24, 2003, Brookfield and its affiliates are no longer related parties to the Corporation. During 2002, the Corporation entered into a multi–year smelter contract whereby substantially all of the Corporation's concentrates are processed by Falconbridge (formerly Noranda Inc., and a former affiliate of Brookfield).

Note 14     Financial Instruments

A. At December 31, 2005, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 139,000 (2004 – 261,000) ounces of gold at an average accumulated price of $307 (2004 – $307) per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between May 26, 2006 and December 31, 2007. The unrealized loss on these forward contracts at December 31, 2005 was approximately $32,964,000 (2004 – $37,376,000).In May 2005,the Corporation closed out 79,750 ounces of its hedge book at a cost of $10,146,000.In accordance with Accounting Guideline 13,"Hedging Relationships", losses associated with the early settlement of these contracts were deferred and amortized over the same period as the forward sales contracts were originally scheduled for settlement. Of the 79,750 ounces of gold forward sales contracts closed out in May 2005, 35,000 ounces were originally scheduled to be closed out during 2006 and at December 31, 2005 the deferred hedging loss of $4,561,000 resulting from closing out these contracts remained deferred and will be amortized during the first five months of 2006.

In the fourth quarter of 2005, the Corporation entered into forward sales contracts with a major financial institution to fix the price for copper delivered prior to December 31, 2005, for which final settlement had not occurred. A total volume of 13,375 metric tonnes of copper were sold forward using LME contracts maturing from January 2006 through May 2006 at an average forward price of $1.98 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for unsettled copper delivered to Falconbridge prior to December 31, 2005, under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a marked–to–market basis. The fair value of these contracts at December 31, 2005 was a net loss of $755,000.

B. The carrying value of cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued liabilities approximates fair value due to their short terms to maturity or ability to readily convert to cash. The carrying value of capital lease obligations and long–term debt approximates fair value based on market rates of interest.

C. The Corporation monitors the financial condition of its customers and counter–parties to contracts and considers the risk of material loss to be remote.

Note 15     Commitments and Contingencies

In January and February of 2006, the Corporation entered into agreements to purchase a total of 14,675,000 litres of low–sulphur diesel fuel from a supplier, at a fixed price, for delivery during 2006. The quantity of fuel purchased represents approximately 66% of the Kemess Mine's expected consumption during the year.

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown Mine. The trial is currently scheduled to commence on November 7, 2006.Management believes the suit to be without merit and has been vigorously defending the claim for several years. As the outcome of the suit is not yet determinable, no amounts have been accrued as of December 31, 2005.

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The Corporation's interest in the Kemess South Mine is subject to a 1.62% royalty on the value of payable metals produced.

For the ongoing construction of a tailings dam, the Corporation is committed to spending $2,640,000 in 2006.

The Corporation has signed an option joint–venture agreement with Rimfire Minerals Corporation for the RDN Property in north–western British Columbia. Under the terms of the agreement, the Corporation is committed to spend CDN$1 million on exploration at the RDN Property in 2006.

Note 16     Differences Between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States ("US") generally accepted accounting principles ("GAAP"), as they affect the Corporation, are substantially the same, except for the following:

A. Mineral Properties

The United States Securities and Exchange Commission staff have indicated that their interpretation of the Statement of Financial Accounting Standards No. 144 ("SFAS 144"),"Accounting for the Impairment or Disposal of Long–Lived Assets" requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. During the year ended December 31, 2005, the Corporation incurred $1,662,000 (2004 – $4,063,000; 2003 – $2,430,000) in costs associated with a property which did not meet this criteria. Accordingly, for US GAAP purposes, these costs would be expensed as incurred.

B. Accounting for Site Closure and Reclamation Costs

For Canadian GAAP, effective January 1, 2004, the Corporation adopted HB 3110, which is substantially the same as Statement of Financial Accounting Standards 143 "Accounting for Asset Retirement Obligations" ("SFAS 143"), which applies to legal obligations associated with the retirement of a long–lived asset that result from the acquisition, construction, development and/or the normal operation of a long–lived asset. The Corporation adopted HB 3110 retroactively and restated prior period consolidated financial statements.

Under US GAAP, adoption of SFAS 143 was required effective January 1, 2003, and resulted in a charge to earnings for the year ended December 31, 2003 for the cumulative effect of the change in accounting principle. Accordingly, there would be an increase in earnings for the year ended December 31, 2003 of $875,000 as the cumulative effect of adoption of SFAS 143. The balance sheets as at December 31, 2005 and 2004 and results from operations for the year ended December 31, 2005 and 2004 would be the same for Canadian and US GAAP purposes.

C. Stock–Based Compensation

Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock–based compensation be accounted for based on a fair value methodology, although for employee and director stock–based compensation, it allows the application of the intrinsic value method with the pro forma fair value effects to be disclosed in the notes to the consolidated financial statements rather than in the statement of operations. Statement of Financial Accounting Standard No. 148 ("SFAS 148") provides for transitional rules for companies who adopt the fair value method of accounting for stock–based compensation related to stock options. Effective January 1, 2003, the Corporation voluntarily adopted the fair value method of accounting for Canadian GAAP purposes. For US GAAP, the Corporation adopted the transitional provisions of SFAS 148 effective January 1, 2003. For Canadian GAAP, the Corporation accounted for the change in accounting policy retroactively with restatement of the results of operations for 2002.For US GAAP, the Corporation adopted SFAS 148 prospectively for all options granted on or after January 1, 2003. Accordingly, under US GAAP, contributed surplus and deficit as at December 31, 2005 and 2004, would each be reduced by $36,000.

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D. Financing Fee

In 2000, the Corporation issued 1,500,000 warrants to Brookfield relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty. Under US GAAP, the granting of these warrants would be considered a financing fee with the fair value being a cost associated with the acquisition. The effect of this change at December 31, 2005 would be to increase mineral property and shareholders' equity each by $480,000 (2004 – $480,000).

E. Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instrument and Hedging Activities" and the corresponding amendments under US GAAP require that all derivative financial instruments, which do not qualify as a hedge under SFAS 133, be recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them, with changes in the fair value of derivative financial instruments recognized in earnings.

The Corporation has disclosed the fair value of gold forward sales contracts in Note 14(A). Although the contracts are considered to be effective economic hedges and they have been accounted for as hedges for Canadian GAAP purposes, the Corporation elected not to complete the required designation and effectiveness assessment and documentation to achieve hedge accounting under US GAAP until January 1, 2004, when it was required to do so under Canadian GAAP. As a result of the difference between Canadian and US GAAP existing prior to January 1, 2004, the Corporation elected not to use hedge accounting for these gold forward sales contracts under US GAAP. Application of US GAAP at December 31, 2005 would decrease mineral property costs and deferred hedged loss by $3,517,000 (2004 – $3,517,000) and $4,561,000 (2004 – Nil) respectively, increase the fair value of derivative instruments by $32,964,000 (2004 – $37,376,000) and result in fair value adjustments in the statements of operations of $149,000 [2004 – $3,082,000;2003 – ($26,322,000)],which would be included in the measurement of earnings.

The Corporation has entered into a series of copper forward sales and forward purchase contracts that are being recognized for Canadian GAAP purposes on a marked–to–market basis, consistent with US GAAP. Accordingly, no difference results.

F. Flow–Through Shares

For US GAAP, a premium received by the Corporation on the issuance of flow–through shares, which is in excess of the fair value of common shares, is required to be credited to liabilities and included in operations over the period in which the Corporation incurs the qualified expenditures. During 2002,total flow–through share premiums received were $585,000,of which $245,000 related to qualified expenditures made in 2003.

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G. GAAP Reconciliation

The effect of the above differences between Canadian GAAP and US GAAP on the significant captions on the Corporation's balance sheets, statements of operations and statements of cash flows is summarized as follows:
Consolidated balance sheets effect	Note	2005	2004
Shareholders' equity under Canadian GAAP		$223,614	$171,534
Adjustments to US GAAP for:
Deferred mineral property costs	A	(8,155)	(6,493)
Financing fee	D	480	480
Derivative instruments & hedging activities	E	(41,042)	(40,893)
Acquisition of non–controlling interest		777	888
Shareholders' equity under US GAAP		$175,764	$125,516

Assets under Canadian GAAP		$296,187	$267,781
Adjustments to US GAAP for:
Deferred mineral property costs	A	(8,155)	(6,493)
Financing fee	D	480	480
Derivative instruments & hedging activities	E	(8,078)	(3,517)
Acquisition of non–controlling interest		777	888
Assets under US GAAP		$281,211	$259,139

Liabilities under Canadian GAAP		$72,573	$96,247
Adjustments to US GAAP for:
Derivative instruments & hedging activities	E	32,964	37,376
Liabilities under US GAAP		$105,537	$133,623

Consolidated statements of operations effect	Note	2005	2004	2003
Earnings (loss) for the year under Canadian GAAP		$32,887	$31,255	$3,991
Adjustments to US GAAP for:
Deferred mineral property costs	A	(1,662)	(4,063)	(2,430)
Site closure and reclamation costs	B	—	—	875
Derivative instruments & hedging activities	E	(149)	3,082.	(26,322)
Premium on flow–through shares	F	—	—	245
Non–controlling interest		(111)	(129)	(112)
Income (loss) for the year under US GAAP		$30,965	$30,145	$(23,753)

Consolidated statements of cash flows effect		2005	2004	2003
Cash provided by operations under Canadian GAAP		$49,039	$74,807	$28,901
Adjustments to US GAAP for deferred mineral property costs	A	(1,662)	(4,063)	(2,430)
Cash provided by operations under US GAAP		$47,377	$70,744	$26,471
Cash used in investments under Canadian GAAP		$(13,255)	$(18,337)	$(13,603)
Adjustments to US GAAP for deferred mineral property costs	A	1,662	4,063	2,430
Cash used in investments under US GAAP		$(11,593)	$(14,274)	$(11,173)
Cash provided by (used in) financing under Canadian and US GAAP		$(34,402)	$(14,956)	$(11,956)

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In addition, under US GAAP, a sub–total indicating cash flow from operations before changes in non–cash working capital would not be presented on the consolidated statements of cash flows.

Presentation of the Corporation's balance sheets and statements of operations and retained earnings (deficit) under US GAAP would be as follows:

Consolidated Balance Sheets
Years ended December 31, 2005 and 2004 (expressed in thousands of US dollars)	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$50,639	$49,257
Concentrate settlements and other receivables	18,885	11,300
Inventory	15,019	12,906
	84,543	73,463
Other assets	14,117	13,649
Future income tax asset	15,000	—
Mineral property, plant and equipment	167,551	172,027
	$281,211	$259,139
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$19,556	$16,091
Current portion of capital lease obligations	4,215	4,854
Current portion of long–term debt	13,700	21,000
	37,471	41,945
Fair value of derivative financial instruments	32,964	37,376
Capital lease obligations	7,680	10,653
Long–term debt	—	22,500
Provision for site closure and reclamation obligations	26,193	21,149
Future income tax liability	1,229	—
	105,537	133,623

Shareholders' Equity
Common shares	195,460	177,359
Warrants	8,715	8,613
Contributed surplus	1,621	631
Deficit	(30,122)	(61,087)
	175,674	125,516
	$281,211	$259,139

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Consolidated Statements of Operations

Years ended December 31, 2005, 2004 and 2003
(expressed in thousands of US dollars)	2005	2004	2003

Revenue	$257,153	$235,879	$142,280
Cost of sales	185,077	147,567	121,566
Administrative and general	6,128	6,083	3,873
Depreciation and depletion	39,015	36,289	34,170
Accretion of site closure and reclamation costs	1,183	894	572
Net interest	2,391	3,049	3,611
Exploration	5,577	7,197	5,593
Currency translation losses (gains)	(790)	92	(1,089)
Other expense (income)	496	(348)	(174)
	239,077	200,823	168,122
Earnings (loss), before income tax recovery &
cumulative change in accounting principle	18,076	35,056	(25,842)
Income tax recovery (expense)	12,889	(4,911)	1,214
Earnings (loss) before cumulative change in accounting principle	30,965	30,145	(24,628)
Cumulative effect of change in accounting principle	—	—	875
Earnings (loss) for the year	$30,965	$30,145	$(23,753)
Basic and diluted loss per share under US GAAP:
Before cumulative effect of change in accounting principle	$0.15	$0.15	$(0.12)
After cumulative effect of change in accounting principle	$0.15	$0.15	$(0.12)
Weighted average shares outstanding:
Basic	202,789,310	200,065,821	197,712,564
Diluted	202,858,866	200,567,253	197,712,564

Consolidated Statements of Retained Earnings (Deficit)
As at December 31, 2005, 2004 and 2003
(expressed in thousands of US dollars)	2005	2004	2003

Deficit, at beginning of year	$(61,087)	$(91,232)	$(67,479)

Gain (loss) for the year	30,965	30,145	(23,753)

Dividends on preferred shares	—	—	—

Deficit, end of year	$(30,122)	$(61,087)	$(91,232)

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